UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 3)

AXT, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

00246W103

(CUSIP Number)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00246W103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Morris S. Young, as Trustee of the Young Family Trust and General Partner of the Morris S. Young Family Ltd. Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.		Citizenship or Place of Organization

United States

	5.	Sole Voting Power

Number of		213,500(1)

Shares
Beneficially	6.	Shared Voting Power

Owned by		1,772,771(2)

Each
Reporting	7.	Sole Dispositive Power

Person		213,500(1)

With
	8.	Shared Dispositive Power

1,772,771(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,986,271

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☒(3)

11.	Percent of Class Represented by Amount in Row

8.8%

12.	Type of Reporting Person (See Instructions)

IN

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Vicke I. Young, as Trustee of the Young Family Trust and General Partner of the Morris S. Young Family Ltd. Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.		Citizenship or Place of Organization

United States

	5.	Sole Voting Power

Number of		-0-

Shares
Beneficially	6.	Shared Voting Power

Owned by		1,792,771(4)

Each
Reporting	7.	Sole Dispositive Power

Person		-0-

With
	8.	Shared Dispositive Power

1,792,771(4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,792,771

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row

8.0%

12.	Type of Reporting Person (See Instructions)

IN

(1)	Shares held in name of Morris S. Young, as an individual, and includes 117,292 options that may be exercised within 60 days of December 31, 2002.

(2)	Shares held in name of Young Family Trust and Young Family Limited Partnership.

(3)	20,000 shares held jointly by George Liu, Dr. Young’s father-in-law, and Vicke Young, Dr. Young’s spouse.

(4)	Shares held in name of Young Family Trust, Young Family Limited Partnership and jointly with George Liu, Ms. Young’s father.

Item 1(a)	Name of Issuer:

AXT, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4281 Technology Drive, Fremont, CA 94538

Item 2(a)	Name of Person Filing:

Morris S. Young & Vicke I. Young, each in his/her capacity as Trustee of the Young Family Trust and as General Partner of the Morris S. Young Family Ltd. Partnership

Items 2(b)	Address of Principal Business Office, or, if none, Residence:

Morris S. Young 4281 Technology Drive Fremont, CA 94538	Vicke I. Young 4281 Technology Drive Fremont, CA 94538

Item 2(c)	Citizenship:

Morris S. Young:United States

Vicke I. Young:United States

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e)	CUSIP Number:

00246W103

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Morris S. Young:

(a)	Amount beneficially owned:	1,986,271
(b)	Percent of class:	8.8%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
		213,500	(1)
(ii)	Shared power to vote or to direct the vote	1,772,771	(2)
(iii)	Sole power to dispose or to direct the disposition of	213,500	(1)
(iv)	Shared power to dispose or to direct the disposition of	1,772,771	(2)

Vicke I. Young:

(d)	Amount beneficially owned:	1,792,771
(e)	Percent of class:	8.0%
(f)	Number of shares as to which the person has:

(v)	Sole power to vote or to direct the vote	-0-
(vi)	Shared power to vote or to direct the vote	1,792,771	(3)
(vii)	Sole power to dispose or to direct the disposition of	-0-
(viii)	Shared power to dispose or to direct the disposition of	1,792,771	(3)

(1)	Shares held in name of Morris S. Young, as an individual, and includes 117,292 options that may be exercised within 60 days of December 31, 2002.

(2)	Shares held in name of Young Family Trust and Young Family Limited Partnership.

(3)	Shares held in name of Young Family Trust, Young Family Limited Partnership and jointly with George Liu, Ms. Young’s father.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003

/s/Morris S. Young Morris S. Young

/s/ Vicke I. Young Vicke I. Young

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A
JOINT FILING AGREEMENT

     WHEREAS, the statement on Schedule 13G to which this agreement is an exhibit (the “Joint Statement”) is being filed on behalf of two or more persons (collectively, the “Reporting Persons”); and

     WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of both Reporting Persons rather than individual statements on Schedule 13G on behalf of each of the Reporting Persons;

     NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

     1.     Each of the Reporting Persons is individually eligible to use the Joint Statement.

     2.     Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

     3.     Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in the Joint Statement.

     4.     None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such person knows or has reason to believe that such information is inaccurate.

     5.     The undersigned agree that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

     Date: February 12, 2003

/s/Morris S. Young Morris S. Young

/s/ Vicke I. Young Vicke I. Young